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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 6-K

                    Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934


For the month of             December                      , 2000
                ------------------------------------------

                         Frontline Ltd.
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         (Translation of registrants name into English)

    Mercury House, 101 Front Street, Hamilton, HM 12, Bermuda
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            (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F ___X___        Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes  _______             No   ___X___

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______



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Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of an announcement of Frontline
Ltd. (the Company), dated December 4, 2000.

Attached as Exhibit II is a copy of an announcement by the Company dated December 5, 2000.

Attached as Exhibit III is a copy of an announcement by the Company dated December 12, 2000.

Attached as Exhibit IV is a copy of an announcement by the Company dated December 13, 2000.

Attached as Exhibit V is a copy of an announcement by the Company dated December 21, 2000.

Attached as Exhibit VI is a copy of an announcement by the Company dated December 21, 2000.

Attached as Exhibit VII is a copy of an announcement by the Company dated December 22, 2000.



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                            Exhibit I

FRONY: CAPITAL ADJUSTMENTS

Frontline has through market purchases executed 1 December 2000 bought back 185,800 of the Companys common shares. The shares have been bought back at a price of NOK 133.75.

Further, holders of Frontline warrants have exercised 7,829 warrants. Frontline has in exchange for proceeds equal to USD
12,410 issued 780 shares.

Total number of outstanding shares after this is 79,600,545 and total outstanding warrants is 25,920,458.

Hamilton, Bermuda
4 December, 2000

Contact person: Tom E. Jebsen, +47 23 11 40 00



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                           Exhibit II

FRONY: Mandatory notification of trade

Frontline has through market purchases executed 4 December, 2000 bought back 183,800 of the Companys common shares. The shares have been bought back at a price of NOK 120.39.

Total number of outstanding shares after this is 79,417,045.

Hamilton, Bermuda
5 December, 2000

Contact person: Tom E. Jebsen, +47 23 11 40 00



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                           Exhibit III

FRO: Mandatory notification of trade

Frontline has through market purchases executed 11 December 2000 bought back 405,500 of the Companys common shares. The shares have been bought back at a price of NOK 116.74.

Total number of outstanding shares after this is 79,012,545.

Hamilton, Bermuda
12 December, 2000

Contact person: Tom E. Jebsen, +47 23 11 40 00



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                           Exhibit IV

FRO: Mandatory notification of trade

Frontline has through market purchases executed 12 December 2000 bought back 396,045 of the Companys common shares. The shares have been bought back at a price of NOK 117.17.

Total number of outstanding shares after this is 78,616,500

Hamilton, Bermuda
13 December, 2000

Contact person: Tom E. Jebsen, +47 23 11 40 00



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                            Exhibit V

FRO: Mandatory notification of trade

Frontline has through market purchases executed 20 December 2000 bought back 300,000 of the Companys common shares. The shares have been bought back at a price of NOK 103.68.

Total number of outstanding shares after this is 78,316,500. The shares have been acquired in accordance with the Board authorization to buy back up to 1,500,000 shares. Including the mentioned transaction 1,469,845 shares have been acquired within this authorization.

Hamilton, Bermuda
21 December, 2000

Contact person: Tom E. Jebsen, +47 23 11 40 00



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                           Exhibit VI

FRO: Mandatory notification of trade

Frontline has through market purchases executed 21 December 2000 bought back 150,000 of the Companys common shares. The shares have been bought back at a price of NOK 107.10.

Total number of outstanding shares after this is 78,166,500. The shares have been acquired in accordance with the Board authorization to buy back shares. Including the mentioned transaction 1,619,845 shares have been acquired within a total of 2,500,000 authorized.

Hamilton, Bermuda
21 December, 2000

Contact person: Tom E. Jebsen, +47 23 11 40 00



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                           Exhibit VII

FRO: Mandatory notification of trade

Frontline has through market purchases executed 22 December 2000 bought back 100,000 of the Companys common shares. The shares have been bought back at a price of NOK 118.16.

Further, holders of Frontline warrants have exercised 3,137 warrants. Frontline has in exchange for proceeds equal to USD
4,948 issued 311 shares.

Total number of outstanding shares after this is 78,066,811. The shares have been acquired in accordance with the Board authorization to buy back shares. Including the mentioned transaction 1,719,845 shares have been acquired within a total of 2,500,000 authorized.

Total number of outstanding warrants after this is 25,917,321.

Hamilton, Bermuda
22 December, 2000

Contact person: Tom E. Jebsen, +47 23 11 40 00



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                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                  Frontline Ltd.
                             -----------------------------
                                  (Registrant)



Date     December 28, 2000   By /s/ Kate Blankenship
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                                  Kate Blankenship
                                  Secretary



































02089009.AC8